Exhibit 99.1

Concordia Healthcare Announces Fourth Quarter and Fiscal 2015 Results and Board Appointment

•	Achieves global scale, providing patients with products in 100+ counties

•	Year-over-year revenue growth of $289 million or an increase of 276 per cent

•	Year-over-year adjusted EBITDA[1] growth of $206 million or an increase of 347 per cent

•	Reaffirms guidance[2] of $1,020 million to $1,060 million in revenue and adjusted EBITDA[1] of $610 million to $640 million

OAKVILLE, ON – March 23, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced its financial and operational results for the three and 12 months ended December 31, 2015. All financial references are in U.S. dollars unless otherwise noted.

“Concordia’s accomplishments in 2015 have created a global infrastructure that diversifies the Company across product lines, geographies and sales channels,” said Mark Thompson, Founder, Chairman and Chief Executive Officer of Concordia. “Our infrastructure uniquely positions the Company to provide safe and effective medicines to patients in more than 100 countries, which we believe will allow us to evaluate growth opportunities on a global scale going forward. In addition, our achievements in 2015, in particular the acquisition of the portfolio of products from Covis, the purchase of AMCo and the organic growth we have generated from key products such as Donnatal®, have resulted in substantial year-over-year revenue and adjusted EBITDA growth.”

Fourth Quarter 2015 Highlights

•	On October 21, completed the acquisition of U.K.-based speciality pharmaceutical company Amdipharm Mercury Limited (“AMCo”). The acquisition provides the Company with greater product diversification through the addition of more than 190 products and a global platform for continued expansion.

•	On November 23, announced the launch of Nefopam in the U.K. Nefopam, a generic version of Accupan, is a non-narcotic painkiller. The launch is the first of approximately 60 anticipated product launches Concordia intends to initiate over the next three years.

•	On December 15, announced that the Company was selected by NASDAQ for addition to the NASDAQ Biotechnology Index® (NASDAQ: NBI). Concordia began trading as part of the NBI on December 21, 2015.

•	On December 22, made a total of $45 million debt principal payments by repaying $11.25 million of its $45 million two year senior unsecured bridge loan, and $33.75 million of its $135 million extended senior unsecured bridge loan.

•	On March 22, 2016, Concordia’s board of directors approved a $0.075 dividend per common share. A record date of April 15, 2016 was declared by the board of directors with a distribution of proceeds expected to occur on April 29, 2016. Declarations and payments will be made in U.S. dollars. All future quarterly dividends will be subject to quarterly financial review and board approval

Fiscal 2015 Highlights

•	On April 21, completed the acquisition of substantially all the assets of Covis Pharma S.à.r.l and Covis Injectables S.à.r.l. (collectively, “Covis”) for $1.2 billion. These assets added products such as Plaquenil®, Nilandron® and Lanoxin® to Concordia’s portfolio of branded products.

•	On October 21, completed the acquisition of AMCo. The acquisition provides the Company with product diversification through the addition of more than 190 products, including an international pipeline and a global platform for continued expansion.

•	Advanced the Company’s rare disease product candidate Photofrin® through a Phase 3 clinical trial to evaluate the product’s safety and efficacy as a potential treatment for cholangiocarcinoma. Cholangiocarcinoma, or bile duct cancer, is a rare disease affecting approximately 2,000-3,000 patients annually in the United States. Concordia already markets Photofrin® as a treatment for non-small cell lung cancer, Barrett’s esophagus and esophageal cancer.

Board Appointment

The Company is also pleased to announce today that Mr. Patrick Vink is expected to join the board of directors of Concordia effective March 24, 2016. In addition, it is expected that Mr. Vink will be appointed to the Audit Committee and Human Resources and Compensation Committee of the board of directors effective March 24, 2016, to replace Doug Deeth on the Audit Committee and Rochelle Fuhrmann on the Human Resources and Compensation Committee, who were appointed to such committees on an interim basis.

Mr. Vink is currently the Chairman of the board of directors of Micreos NV, the Chairman of the board of directors of Acacia Pharma and a director of Spero Therapeutics. Previously, Mr. Vink spent over three years at Cubist Pharmaceuticals Inc., which he joined in 2012 as Senior Vice-President and Head of International Business Operations, and where afterwards he served as Executive Vice President and Chief Operating Officer. Prior to joining Cubist Pharmaceuticals Inc., Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008, helping to establish the company’s operations in Switzerland. Mr. Vink has held several leadership positions across the pharmaceutical industry, including head of global business franchise biopharmaceuticals for Novartis Sandoz; vice president for international business for Biogen Inc.; and head of worldwide marketing, cardiovascular and thrombosis for Sanofi-Synthelabo. Mr. Vink served as a member of the executive committee of the European Federation of Pharmaceutical Industries and Associations (EFPIA) between 2013 and 2015.

“On behalf of the Nominating and Corporate Governance Committee and the board of directors as a whole, I am very pleased to announce the intended appointment of Patrick to the board of directors. This appointment is an important part of several recent and ongoing corporate governance enhancement initiatives that have been undertaken by the board,” stated Mark Thompson. “Given Concordia’s recent global expansion with the acquisition of AMCo, Patrick’s global pharmaceutical experience will be invaluable to the board.”

Financial Results

(in US$, from continuing operations)	Three Months Ended Dec. 31, 2015	Three Months Ended Dec. 31, 2014	Twelve Months Ended Dec. 31, 2015	Twelve Months Ended Dec. 31, 2014
Revenue	$191,908	$39,487	$394,224	$104,941
Adjusted gross profit[1]	$149,659	$35,124	$333,862	$90,300
Net income (loss), continuing operations	($31,455)	$2,320	($29,425)	$8,895
Earnings (loss) per share, continuing operations - basic	($0.64)	$0.08	($0.81)	$0.34
Earnings (loss) per share, continuing operations - diluted	($0.64)	$0.08	($0.81)	$0.33
Adjusted earnings per share[1], continuing operations - diluted	$1.24	$0.68	$4.38	$1.75
EBITDA[1]	$50,087	$22,853	$152,682	$38,119
Adjusted EBITDA[1]	$120,121	$25,222	$265,687	$59,502
Cash and cash equivalents	$155,448	$42,770	$155,448	$42,770

Consolidated Operating Results

The Company’s consolidated operating results are generated by three operating segments (two of which are newly defined): Concordia’s North America Division, International Division and Orphan Drugs Division. These operating segments better reflect Concordia’s global structure.

For 2015, consolidated revenues of $394.2 million increased by $289.2 million compared to 2014 primarily due to $115.7 million of revenues from the Concordia International segment acquired October 21, 2015 and $127.4 million from the expansion of the Concordia North America Division through the Covis product portfolio acquisition on April 21, 2015.

For the fourth quarter of 2015, revenues increased $152.4 million to $191.9 million mainly due to revenue generated from Concordia International’s products, and organic growth from Donnatal®, the Company’s adjunctive therapy for irritable bowel syndrome.

Adjusted gross profit of $333.9 million for 2015 increased by $243.6 million. Adjusted gross profit for the fourth quarter was $149.7 million up 326 per cent from $35.1 million in the fourth quarter of 2014.

Net loss from continuing operations for 2015 was $29.4 million compared to net income of $8.9 million in 2014. Net loss from continuing operations for the quarter and 12 months were impacted by acquisition-related costs, as well as accelerated accretion and amortization of deferred financing charges related to the early repayment of certain debt as part of the Covis and AMCo acquisitions and increased amortization of intangible assets.

For 2015, adjusted EBITDA was $265.7 million, which was $206.2 million higher than in 2014. Fourth quarter, 2015 adjusted EBITDA was $120.1 million compared to fourth quarter, 2014 adjusted EBITDA of $25.2 million.

As at December 31, 2015, the Company had cash of $155.4 million and had up to $200 million available, subject to compliance with certain debt covenants, from an undrawn, secured revolving credit facility.

As at December 31, 2015 and March 23, 2016, the Company had, respectively, 51.0 million and 51.1 common shares issued and outstanding on a non-diluted basis.

Concordia North America

Formerly the Legacy Pharmaceuticals Division, the Concordia North America Division has a diversified product portfolio of brand products that focusses primarily on the United States pharmaceutical market.

Concordia North America revenues for the three months and year ended December 31, 2015 were $74.2 million and $268.3 million respectively. Concordia North America revenues for the three months and year ended December 31, 2014 were $36.2 million and $94.3 million respectively. Revenues were higher for both the quarter and year due to a larger and more diverse product portfolio consisting of products such as Lanoxin®, Plaquenil® and Nilandron®, which the Company did not own in 2014.

Adjusted gross profit for the Concordia North America Division for the three and 12 months ended December 31, 2015 was $66.5 million and $244.6 million respectively, compared to $32.6 million and $81.5 million for the same periods in 2014.

Adjusted gross profit margin percentage for the three and twelve months ended December 31, 2015 was 90 per cent and 91 per cent, respectively, compared to 90 per cent and 86 per cent for the same periods in 2014.

The increases in adjusted gross profit, and adjusted gross profit margin percentage for the three and 12 months versus the same periods during the prior year were primarily due to a more favourable product mix driven by new additions to Concordia’s legacy portfolio, such as Lanoxin®, Plaquenil® and Nilandron®. The adjusted gross margin was also positively impacted by a full year of Donnatal® results in 2015 compared to 2014 and offset negatively by minor portfolio gross margin decreases including the impact of generic competition primarily related to Dibenzyline®.

Cost of sales for the three and 12 months ended December 31, 2015 was $7.1 million and $23.7 million respectively, up from $3.6 million and $12.8 million the previous year. The increase reflects greater sales volumes and the corresponding costs of active pharmaceutical ingredients, excipients, packaging, freight costs and royalties.

Concordia International

Concordia International consists of the AMCo business acquired on October 21, 2015. This division includes a diversified portfolio of more than 190 branded and generic products which are sold to wholesalers, hospitals and pharmacies in more than 100 countries. Concordia International focuses on the development, acquisition and licensing of off-patent prescription medicines, which may be niche, hard-to-make products.

Concordia International revenues for the three months ended December 31, 2015 of $115.7 million represent sales for the 72-day period from the acquisition of AMCo on October 21, 2015 to December 31, 2015.

Adjusted gross profit for Concordia International for the 72-day period ended December 31, 2015 was $81.0 million. Adjusted gross profit margin percentage was 70 per cent.

Cost of sales of $34.7 million for the 72-day period reflect product manufacturing costs, packaging, freight costs and other distribution expenses.

There was no comparative period in the prior year for revenues, adjusted gross profit, adjusted gross profit margin percentage or cost of sales.

Orphan Drugs

Concordia’s Orphan Drug segment primarily consists of Photofrin®, which Concordia sells as a treatment for non-small cell lung cancer, Barrett’s esophagus and esophageal cancer in the U.S. and additional indications globally. The Company is also advancing Photofrin® through a Phase 3 clinical trial to evaluate the product’s safety and efficacy as a potential treatment for cholangiocarcinoma. Cholangiocarcinoma, or bile duct cancer, is a rare disease affecting approximately 2,000-3,000 patients annually in the United States.

Orphan Drugs Division revenues for the three months ended December 31, 2015 were $2.0 million compared to $3.3 for the same period in 2014. Revenues for the year ended December 31, 2015 were $10.2 million, which were mainly consistent compared to 2014 revenues of $10.7 million.

Adjusted gross profit in 2015 was $8.3 million, compared to adjusted gross profit of $8.8 million in 2014.

Guidance for 20162

For fiscal 2016, Concordia reaffirms guidance, on a constant currency basis2, as follows:

•	Revenues of $1,020 to $1,060 million. Greater than 60 per cent of revenues to be generated outside the United States.

•	Adjusted EBITDA[1] of $610 million to $640 million.

•	Adjusted net income[1] of $330 million to $355 million; adjusted EPS[1,3] of $6.29 to $6.77.

•	Cash interest expense rate at approximately 6.95 per cent (excluding original issue discount).

•	Cash tax rate of approximately 10 per cent.

•	Year-end Net Debt/EBITDA[1] of approximately 5.5x.

As previously announced, 2016 guidance assumes that the gross profit targets for the £144 million (approximately $220 million as at time of announcement; approximately $207.5 million as at time of closing) earn-out payment (“earn-out”) to the sellers of AMCo have been fully met.

Conference Call Notification

The Company intends to hold a conference call on Thursday, March 24, 2016, at 8:30 a.m. ET hosted by Mr. Mark Thompson, Chairman and Chief Executive Officer and other senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS

DATE:	Thursday, March 24, 2016

TIME:	8:30 a.m. ET

DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191

TAPED REPLAY:	(416) 849-0833 or (855) 859-2056

REFERENCE NUMBER:	45328971

This call is being webcast and can be accessed by going to:

http://event.on24.com/r.htm?e=1129950&s=1&k=70B0188252009FDAA8FA8AFA0D5ED9E1

An archived replay of the webcast will be available after the live event by clicking the link above.

Annual Information Form

The Company’s annual information form for the year ended December 31, 2015 has been filed with applicable securities commissions and will be made available online at Concordia’s website at www.concordiarx.com. The annual information form has also been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.com). Shareholders may request hard copies free of charge upon request to investorrelations@concordiarx.com.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

As used herein, adjusted earnings per share is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income/(loss) adjusted for one-time charges including costs associated with acquisitions, restructuring, and related costs, exchange listing expenses on the TSX and NASDAQ, non-recurring gains/losses, non-cash items such as realized/unrealized gains/losses on derivative instruments, share-based compensation, change in fair value of purchase consideration, impairment loss, realized/unrealized gains/losses related to foreign exchange, accretion expense, the tax impact of the above and other non-recurring items.

EBITDA is defined as net income adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.

Adjusted EBITDA is defined as EBITDA adjusted for one-time charges including costs associated with acquisitions, restructuring, and other related costs, exchange listing expenses on the TSX and NASDAQ, non-recurring gains/losses, non-cash items such as realized / unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, other income expenses and realized / unrealized gains / losses related to foreign exchange. Management uses adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

The table below sets forth the reconciliation of net income (loss) to EBITDA and to adjusted EBITDA for the year ended December 31, 2015 and 2014:

For the years ended in (000s)	2015	2014
Net income (loss) from continuing operations	($29,425)	$8,895
Interest and accretion	$127,831	$11,471
Income tax expense	($22,011)	$7,316
Depreciation	$477	$77
Amortization of intangible assets	$75,810	$10,360
EBITDA from continuing operations	$152,682	$38,119
Fair value adjustment to acquired inventory	$33,932	—

Acquisition related, restructuring and other	$57,207	$13,521
Share-based compensation	$16,198	$4,484
Change in fair value of purchase consideration	$561	$2,709
Exchange listing cost	$1,051	—
Foreign exchange losses	$4,056	$696
Other income	—	($27)
Adjusted EBITDA from continuing operations	$265,687	$59,502

The Company’s Management’s Discussion & Analysis dated March 23, 2016 sets forth a reconciliation of net income (loss) to EBITDA and to adjusted EBITDA by quarter for the year ended December 31, 2015 and 2014. The table below sets forth the reconciliation of net income (loss) to adjusted net income and adjusted earnings per share for the year ended December 31, 2015 and 2014:

For the years ended in (000s, except for share amounts)	2015	2014
Weighted average number of fully diluted shares	37,457,561	27,209,904
Net income (loss) from continuing operations	($29,425)	$8,895
Adjustments:
Fair value adjustment to acquired inventory	$33,932	—
Share-based compensation	$16,198	$4,484
Exchange listing costs	$1,051	—
Acquisition related, restructuring and other	$57,207	$13,521
Depreciation	$477	$77
Amortization of intangible assets	$75,810	$10,360
Change in fair value of purchase consideration	$561	$2,709
Foreign exchange losses	$4,056	$696
Interest accretion	$34,409	—
Tax adjustments[4]	($30,341)	$6,876
Adjusted net income, continuing operations	163,935	$47,618
Adjusted earnings per share, continuing operations	$4.38	$1.75

Notice regarding future-oriented financial information:

To the extent any forward-looking statements or forward-looking information in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.

Notice regarding forward-looking statements:

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of

Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the guidance contained herein (including, without limitation, with respect to revenue, cash interest expense rate, cash tax rate, Net/Debt EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share), interest rates, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, expected revenue from U.S. government payors, organic growth and the sources thereof, rate of organic revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic base, product lines and/or sales channels, Concordia’s ability to expand globally, the intention to launch products, success of product launches, Concordia’s international pipeline of products, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain earn-out obligations of Concordia, the ability to use the Company’s expected cash flow to pay certain future obligations (including, without limitation, earn-out and debt obligations), success of product launches, concentration of Concordia’s business, including, without limitation, revenue from U.S. government reimbursement, cash on hand after satisfying obligations during 2016, the impact of the acquisition of pharmaceutical products on Concordia’s financial performance (including with respect to revenue, margins and cash flows), the performance of Concordia’s products, the ability to integrate new products and companies into Concordia’s existing infrastructure, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the ability of Concordia’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition opportunities, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the impact of physician targeting and/or promotional strategies on demands and/or prescriptions for Concordia’s products, the payment of dividends in respect of Concordia’s common shares, the expansion into new indications for Concordia’s existing and/or future products, the acquisition of additional products and/or assets (including orphan drugs and legacy products), in-licensing additional products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, Concordia’s products being niche, hard-to-make products, the ability to obtain necessary approvals, the approval and development of Photofrin® as a new treatment for certain forms of cancer, the ability of Photofrin® to combat certain forms of cancer, enrollment of patients into clinical trials, the outcomes and success of clinical trials, the adoption of Photofrin® in certain geographic regions, the appointment of directors to the board and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with

Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, the inability to complete acquisitions, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

[1]	Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and adjusted earnings per share to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.
[2]	On a constant currency basis, based on an exchange rate of 1.53 USD/GBP as at October 25, 2015.
[3]	Based on a fully diluted share count of 52.4 million as at October 23, 2015.
[4]	The Company has included in tax adjustments: (i) the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations; and (ii) income taxes for the period resulting from non-recurring, non-cash items. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income.

For more information please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 240

apeeler@concordiarx.com